EXHIBIT 12
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		Years Ended December 31,
		2009	2008	2007
Income (loss) from continuing operations before income taxes		$(235,116)	$685,811	$1,031,754
Less earnings (add losses) from affiliates, net of dividends		229,813	236,763	(5,136)
Add amortization of capitalized interest		5,312	7,100	5,129
Add fixed charges as adjusted		268,771	201,128	158,803

Earnings	(1)	$268,780	$1,130,802	$1,190,550

Fixed charges:
Interest expense:
Interest on indebtedness		$172,012	$187,234	$144,556
Capitalized		29,912	29,769	34,564
Amortization of debt related costs (a)		92,936	9,484	10,364
Interest portion of rental expense		3,823	4,410	3,883

Fixed charges before adjustments	(2)	298,683	230,897	193,367
Less capitalized interest		(29,912)	(29,769)	(34,564)

Fixed charges as adjusted		$268,771	$201,128	$158,803

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	.90	4.90	6.16

(a)	Includes deferred financing, discount and premium amortization.